Quarterly Investor
Update

Fiscal 1Q18 | 8-1-2018

www.sprint.com/investors



TABLE
of contents

Fiscal 1Q 2018 Highlights

Wireless Service Revenue[1]

GREW sequentially for the first time in more than four years



[1] excluding the impact of the new revenue recognition standard

Adjusted EBITDA*



HIGHEST in more than eleven years

Net Income



delivered for the 3rd consecutive quarter

Operating Income



delivered for the 10th consecutive quarter

Adjusted Free Cash Flow*



POSITIVE five of the last six quarters

Retail Phone Net Additions

6 consecutive quarters of net additions



Network MOST IMPROVED [2]



average download speeds

[2] Sprint is the most improved network according to Ookla® as shown in Speedtest Intelligence® data1, and PCMag's 2018 Fastest Mobile Networks. In both, the company's year-over-year increase in national average download speeds outpaced the competitors, including an 87 percent lift reported in PCMag's annual tests.

Message from the CEO

" Sprint continued to deliver solid results this quarter while embarking on our transformative merger with T-Mobile. By balancing growth and profitability, we were able to grow wireless service revenue sequentially, continue to add retail phone customers, generate net income for the third consecutive quarter, and improve the network. "

Michel Combes

Total
Connections



The company had **57,000 net additions** in the current quarter compared with 61,000 in the year-ago period and 44,000 in the prior quarter.

Sprint ended the quarter with **54.6 million connections**, including 32.2 million postpaid, 9.0 million prepaid, and 13.4 million wholesale and affiliate connections.

Postpaid net additions were 123,000 during the quarter compared to net losses of 39,000 in the year-ago period and net additions of 39,000 in the prior quarter. The year-over-year increase was primarily driven by higher other device net additions and fewer tablet net losses, while the sequential increase was primarily driven by lower tablet net losses and higher phone net additions. The current quarter included 71,000 net migrations from prepaid to non-Sprint branded postpaid, compared to 44,000 in the prior quarter.

Postpaid Net Additions (Losses)
In Thousands



Postpaid Total Churn and Postpaid Phone Churn



Postpaid phone churn of 1.55 percent compared to 1.50 percent in the year-ago period and 1.68 percent in the prior quarter. The sequential decrease was impacted by typical seasonality.

Postpaid total churn of 1.63 percent for the quarter compared to 1.65 percent in the year-ago period and 1.78 percent in the prior quarter. The sequential decrease was mostly impacted by seasonally lower phone churn.

Postpaid phone net additions of 87,000 compared to net additions of 88,000 in the year-ago period and 55,000 in the prior quarter. While net additions were flat year-over-year, the sequential increase was mostly due to lower churn, partially offset by lower gross additions. The current quarter included 71,000 net migrations from prepaid to non-Sprint branded postpaid compared to 44,000 in the prior quarter.

Postpaid Phone Net Additions
In Thousands



Tablet and other device net additions of 36,000 in the quarter compared to net losses of 127,000 in the year-ago period and net losses of 16,000 in the prior quarter. The year-over-year increase was driven by sales of wearables, combined with lower tablet net losses. Sequentially, the decrease was driven by a decrease in tablet net losses. The current quarter included 64,000 tablet net losses, compared to 171,000 in the year-ago period and 130,000 in the prior quarter.

Postpaid Connections
In Millions

Phones   Tablets and Other Devices



Average postpaid connections per account of 2.87 at quarter end compared to 2.78 in the year-ago period and 2.85 in the prior quarter. The growth has been driven by higher phones per account, partially offset by tablet losses.



Average Postpaid Connections per Account

1QFY17	2QFY17	3QFY17	4QFY17	1QFY18
2.78	2.80	2.83	2.85	2.87

Prepaid net additions of 3,000 during the quarter compared to 35,000 in the year-ago period and 170,000 in the prior quarter. The year-over-year decrease was due to 71,000 net migrations from prepaid to non-Sprint branded postpaid, partially offset by lower churn and higher gross additions in the Boost brand. Sequentially, the decrease was mostly driven by seasonally lower Boost brand gross additions.

Prepaid Churn



1QFY17	2QFY17	3QFY17	4QFY17	1QFY18
4.57%	4.83%	4.63%	4.30%	4.17%

Prepaid churn was 4.17 percent compared to 4.57 percent for the year-ago period and 4.30 percent for the prior quarter. The year-over-year and sequential improvement was mostly due to lower churn rates in the Boost brand.

Wholesale & affiliate net losses were 69,000 in the quarter compared to net additions of 65,000 in the year-ago period and net losses of 165,000 in the prior quarter. The year-over-year decline was primarily impacted by lower connected device net additions, which generally have a lower ARPU than other wholesale & affiliate customers. Sequentially, the improvement was driven by lower churn.

Activations

Retail activations were 5.6 million during the quarter compared to 6.0 million in the year-ago period and 6.1 million in the prior quarter. Year-over-year, the decrease was driven by lower postpaid and prepaid phone upgrades, partially offset by higher postpaid gross additions. Sequentially, the decrease was primarily driven by lower postpaid and prepaid phone upgrades as well as seasonally lower prepaid gross additions.



Retail Activations
In Millions

Postpaid ▪ Prepaid

Postpaid Upgrades as a Percent of Total Postpaid Subscribers



Postpaid upgrade rate was 5.8 percent during the quarter compared to 6.8 percent for the year-ago period and 6.4 percent for the prior quarter. Both the year-over-year and sequential decreases were impacted by overall industry trends of customers keeping devices longer, as well as fewer upgrade offer incentives.

Activations

Postpaid phone connections on unsubsidized service plans represented 82 percent of the base at the end of the quarter, compared to 76 percent in the year-ago period and 80 percent in the prior quarter.



Postpaid Phone Connections on Unsubsidized Service Plans



Postpaid Device Financing

Postpaid carrier aggregation capable phones, which allow for higher download data speeds, were 93 percent of postpaid phones activated during the quarter, increasing the number of these phones within the phone base to 79 percent.

Postpaid device financing represented 83 percent of postpaid activations for the quarter compared to 85 percent for the year-ago period and 84 percent in the prior quarter. At the end of the quarter, 48 percent of the postpaid connection base was active on a leasing agreement compared to 39 percent in the year-ago quarter and 47 percent in the prior quarter.

Postpaid phone financing represented 89 percent of phone activations for the quarter compared to 89 percent for the year-ago period and 90 percent in the prior quarter.

With more than 200 MHz of sub-6 GHz spectrum, Sprint has the Network Built for Unlimited and made continued progress on executing its Next-Gen Network plan in the quarter.

- Completed thousands of tri-band upgrades and now has 2.5 GHz spectrum deployed on nearly two-thirds of its macro sites.
- Added thousands of new outdoor small cells and currently has more than 15,000 deployed including both mini-macros and strand mounts.
- Distributed more than 65,000 Sprint Magic Boxes, bringing the total to more than 260,000 nationwide.



Tri-Band Existing Sites
800 MHz, 1.9 GHz, 2.5 GHz
2.5 GHz deployed on nearly two-thirds of our macro sites



Outdoor Small Cells
More than 15K on air



Magic Box
Distributed more than 260K to date



National Average Download Speed
Reported from pcmag.com with permission. © 2018 Ziff Davis, LLC. All Rights Reserved.

These deployments are contributing to Sprint providing customers with a better network experience. In fact, Sprint is the most improved network according to Ookla as shown in Speedtest Intelligence data[1], and PCMag's 2018 Fastest Mobile Networks. In both, the company's year-over-year increase in national average download speeds outpaced the competitors, including an 87 percent lift reported in PCMag's annual tests.



Sprint's deployment of Massive MIMO radios, a key technology for 5G, is underway and the company continues to expect to launch the first mobile 5G network in the U.S. in the first half of 2019.

[1] http://www.speedtest.net/reports/united-states/

Revenue Recognition Changes

The company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" as of April 1, 2018 ("new revenue standard"). A summary of the financial impact of the income statement adjustments under the new standard, as compared to the previous revenue standard, are reflected in the table.

The most significant impacts to the financial statement results are as follows:

- Consideration paid to customers or on behalf of customers is included as a reduction of the total transaction price of customer contracts, resulting in a contract asset that is amortized to service revenue over the term of the contract. As a result, the income statement impact reflects an increase in equipment sales offset by a reduction in wireless service revenue. Under the previous standard, this consideration paid to customers or on behalf of customers was recognized as a reduction to equipment sales or as selling, general and administrative expense.

- Costs to acquire a customer contract or for a contract renewal are now capitalized and amortized to selling, general and administrative expenses over the expected customer relationship period or length of the service contract, respectively. Under the previous standards, such commission costs were expensed as incurred.

IMPACT FROM NEW REVENUE STANDARD			
	Three months ended June 30, 2018		
(in millions)	**As Reported - New Revenue Standard**	**Previous Revenue Standard**	**Difference**
Net operating revenues			
Service revenue	$ 5,740	$ 5,883	$ (143)
Equipment sales	1,173	892	281
Equipment rentals	1,212	1,228	(16)
Total net operating revenues	**8,125**	**8,003**	**122**
Net operating expenses			
Cost of services	1,677	1,688	(11)
Cost of equipment sales	1,270	1,248	22
Cost of equipment rentals	124	124	-
Selling, general and administrative	1,867	1,948	(81)
Depreciation - network and other	1,023	1,023	-
Depreciation - equipment rentals	1,136	1,136	-
Amortization	171	171	-
Other, net	42	42	-
Total net operating expenses	**7,310**	**7,380**	**(70)**
Operating income	**815**	**623**	**192**
Total other expense	(595)	(595)	-
Income before taxes	220	28	192
Income tax expense	(47)	(7)	(40)
Net income	173	21	152
Less: Net loss attributable to noncontrolling interests	3	3	-
Net income attributable to Sprint	$ 176	$ 24	$ 152
Non-GAAP Financial Measures:			
Adjusted EBITDA*	$ 3,280	$ 3,088	$ 192







Net operating revenues of $8.1 billion for the quarter declined $32 million year-over-year and increased $42 million sequentially. Adjusting for the $122 million net positive impact from the new revenue standard, operating revenues would have declined $154 million year-over-year and $80 million sequentially. Both the year-over-year and sequential declines were driven by lower equipment sales and were mostly offset by higher equipment rentals. The year-over-year decline was also impacted by lower service revenue.

Net Operating Revenues
Dollars In Billions
New revenue standard impact
$8.2
$7.9
$8.2
$8.1
$8.1
Reported
$8.0
1QFY17
2QFY17
3QFY17
4QFY17
1QFY18

Wireless Service Revenue
Dollars In Billions
New revenue standard impact
$5.7
$5.6
$5.6
$5.6
$5.6
$5.5
Reported
1QFY17
2QFY17
3QFY17
4QFY17
1QFY18

Wireless Service Revenue [1]

GREW Sequentially

for the first time in more than four years

[1] excluding the impact of the new revenue standard

Wireless service revenue of $5.5 billion declined $264 million year-over-year and $113 million sequentially. Adjusting for the $143 million negative impact from the new revenue standard, wireless service revenue would have decreased $121 million year-over-year and increased $30 million sequentially. The year-over-year reduction was impacted by lower postpaid phone ARPU, partially offset by growth in the postpaid phone customer base. Sequentially the improvement was driven by an increase in both postpaid and prepaid service revenue.

Wireline revenue of $338 million for the quarter declined $95 million year-over-year and $6 million sequentially. The year-over-year decline was primarily driven by lower voice volumes, as the company continues to de-emphasize voice services.

Postpaid Average Revenue Per User (ARPU) of $43.55 for quarter decreased 8 percent year-over-year and 2 percent sequentially. Adjusting for the $1.02 negative impact from the new revenue standard, ARPU would have declined $2.73 year-over-year and increased $0.17 sequentially. Year-over-year, the decrease was mostly driven by higher service promotions. Sequentially, the improvement was driven by subscribers rolling off promotional pricing and increased fees.



Postpaid Average Revenue Per User (ARPU)

Equipment sales of $1.2 billion decreased $14 million year-over-year and increased $92 million sequentially. Adjusting for the $281 million positive impact of the new revenue standard, equipment sales would have decreased $295 million year-over-year and $189 million sequentially. The year-over-year decrease was primarily driven by a lower mix of postpaid installment billing sales, as well as lower postpaid and prepaid sales volumes. Sequentially, the decrease was driven by lower postpaid and prepaid sales volumes. Sales of used devices to third parties, which have a corresponding impact to cost of equipment sales and are relatively neutral to Adjusted EBITDA*, continue to be in line with recent quarters.

Equipment rentals, formerly referred to as lease revenue, of $1.2 billion increased $313 million year-over-year and $76 million sequentially. Both the year-over-year and sequential growth were driven by the growing number of leasing customers.

Equipment Rentals
Dollars In Billions



Cost of services (CoS) of $1.7 billion for the quarter decreased $32 million year-over-year and increased $16 million sequentially. The year-over-year decline was impacted by lower wireline network expenses.

Cost of Services
Dollars In Billions



Selling, general and administrative expenses (SG&A) of $1.9 billion for the quarter decreased by $71 million year-over-year and $161 million sequentially. Adjusting for the $81 million positive impact of the new revenue standard and $93 million of merger-related costs that did not impact adjusted EBITDA*, SG&A would have decreased $83 million year-over-year and $173 million sequentially. The year-over-year decline was mostly due to lower bad debt and marketing expenses, while the sequential decline was mostly driven by lower marketing and sales expenses.

Selling, General, and Administrative
Dollars In Billions



Cost of equipment sales of $1.3 billion for the quarter decreased $275 million year-over-year and $217 million sequentially. The year-over-year decrease was primarily impacted by a lower mix of postpaid installment billing sales, as well as lower postpaid and prepaid sales volumes. Sequentially, the decrease was driven by lower postpaid and prepaid sales volumes.

Cost of Equipment Sales
Dollars In Billions



Cost of equipment rentals, formerly referred to as loss on leased devices, of $124 million for the quarter increased $12 million year-over-year and decreased $22 million sequentially.

Depreciation and Amortization
Dollars In Billions

- Network and Other
- Equipment Rentals
- Amortization



Depreciation and amortization expense of $2.3 billion for the quarter increased $276 million year-over-year and $71 million sequentially. The year-over-year and sequential increases were mostly due to higher equipment rentals depreciation expense.

Operating income of $815 million for the quarter compared to $1.2 billion in the year-ago period and $236 million in the prior quarter. The current period included a $192 million net positive impact from the new revenue standard, $42 million in contract termination, severance and lease exit costs, and $93 million in merger-related costs. The year-ago period included a pre-tax non-recurring net gain of $364 million primarily related to spectrum swap exchanges with other carriers, a reduction of legal reserves related to favorable developments in pending legal proceedings, and asset dispositions. The prior period included a $189 million loss from asset dispositions and $77 million in severance, exit costs, and litigation settlements. Adjusting for the above items, operating income would have been relatively flat year-over-year and approximately $250 million higher sequentially.

Operating Income
Dollars In Billions



Net income of $176 million for the quarter compared to $206 million in the year-ago period and $69 million in the prior quarter. The current period included a $152 million net positive impact from the new revenue standard. Adjusting for the tax-effected impacts of the items in the operating income section, net income would have been relatively flat year-over-year and approximately $185 million higher sequentially.

Adjusted EBITDA* was $3.3 billion for the quarter compared to $2.9 billion in the year-ago period and $2.8 billion in the prior quarter. Adjusting for the $192 million net positive impact from the new revenue standard, adjusted EBITDA* would have improved $235 million year-over-year and $320 million sequentially. The year-over-year improvement was mostly driven by higher equipment rentals and lower SG&A expenses, partially offset by lower service revenue. Sequential improvements were primarily driven by lower SG&A expenses and higher equipment rentals.

Adjusted EBITDA*
Dollars In Billions



Net cash provided by (used in) operating activities^^ of $2.4 billion for the quarter compared to $1.9 billion in the year-ago period and $2.7 billion in the prior quarter. Year-over-year, the increase was primarily driven by higher Adjusted EBITDA* and favorable changes in working capital, while the sequential decrease was due to unfavorable working capital changes that were partially offset by higher Adjusted EBITDA*.

Net Cash Provided by (Used In) Operating Activities ^^
Dollars In Billions



Adjusted Free Cash Flow *^^
Dollars In Millions



Adjusted free cash flow*^^ of positive $8 million for the quarter compared to positive $368 million in the year-ago period and negative $240 million in the prior quarter. Year-over-year, the decrease was driven by higher capital spending on leased devices and lower net proceeds of financings related to receivables, partially offset by higher cash flows from operations. Sequentially, the increase was driven by higher net proceeds of financings related to receivables and partially offset by lower cash flows from operations and increased network capital spending.

Cash paid for network capital expenditures was $1.1 billion in the quarter compared to $1.2 billion in the year-ago period and $800 million in the prior quarter. Sequentially, the increase was driven by higher capital expenditures resulting from the company's ramp in spending on Next-Gen network initiatives.

^^ The Company adopted ASU 2016-15, "Statement of Cash Flows (Topic 230): *Classification of Certain Cash Receipts and Cash Payments"* as of January 1, 2018. Certain prior period amounts have been reclassified or restated in accordance with the new standard.

Liquidity and Debt
Dollars In Billions



$ 11.6

$0.4
$0.9
$1.9

$11.2 of General Purpose Liquidity

$8.4

$ 4.8

$4.4

Liquidity as of 06/30/18

Current Maturities**

- Cash, Cash Equivalents, Short-Term Investments
- Revolver
- Receivables/Device Financing
- Vendor Financing
- Note Maturities
- Other

** Includes maturities due through June 2019.

Total general purpose liquidity was $11.2 billion at the end of the quarter, including $8.4 billion of cash, cash equivalents and short-term investments. Additionally, the company has approximately $427 million of availability under vendor financing agreements that can be used toward the purchase of 2.5GHz network equipment.



FISCAL YEAR
2018
Guidance



Adjusted EBITDA*
$12.0 billion to $12.5 billion
As Reported

$11.3-$11.8B excluding the impact of the new revenue standard



Cash Capex
$5.0 billion to $6.0 billion

excluding leased devices

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Net additions (losses) (in thousands)			
Postpaid [a]	123	39	(39)
Postpaid phone [a]	87	55	88
Prepaid [b]	3	170	35
Wholesale and affiliate [b]	(69)	(165)	65
Total wireless net additions	**57**	**44**	**61**
End of period connections (in thousands)			
Postpaid [a] [c] [d]	32,187	32,119	31,518
Postpaid phone [a] [c]	26,847	26,813	26,153
Prepaid [a] [b] [c]	9,033	8,989	8,719
Wholesale and affiliate [b] [c] [e]	13,347	13,517	13,461
Total end of period connections	**54,567**	**54,625**	**53,698**
Churn			
Postpaid	1.63%	1.78%	1.65%
Postpaid phone	1.55%	1.68%	1.50%
Prepaid	4.17%	4.30%	4.57%

Supplemental data - connected devices

End of period connections (in thousands)			
Retail postpaid	2,429	2,335	2,091
Wholesale and affiliate	10,963	11,162	11,100
Total	**13,392**	**13,497**	**13,191**

ARPU [f]

Postpaid	$	43.55	$	44.40	$	47.30
Postpaid phone	$	49.57	$	50.44	$	53.92
Prepaid	$	36.27	$	37.15	$	38.24

NON-GAAP RECONCILIATION - ABPA* AND ABPU* (Unaudited)
(Millions, except accounts, connections, ABPA*, and ABPU*)

		Quarter To Date				
		6/30/18		3/31/18		6/30/17
ABPA*						
Postpaid service revenue	$	4,188	$	4,270	$	4,466
Add: Installment plan and non-operating lease billings		352		368		368
Add: Equipment rentals		1,212		1,136		899
Total for postpaid connections	**$**	**5,752**	**$**	**5,774**	**$**	**5,733**
Average postpaid accounts (in thousands)		11,176		11,259		11,312
Postpaid ABPA* [g]	$	171.57	$	171.38	$	168.95

		Quarter To Date				
		6/30/18		3/31/18		6/30/17
Postpaid phone ABPU*						
Postpaid phone service revenue	$	3,977	$	4,048	$	4,214
Add: Installment plan and non-operating lease billings		307		324		332
Add: Equipment rentals		1,204		1,126		887
Total for postpaid phone connections	**$**	**5,488**	**$**	**5,498**	**$**	**5,433**
Postpaid average phone connections (in thousands)		26,745		26,754		26,052
Postpaid phone ABPU* [h]	$	68.41	$	68.51	$	69.51

[a] During the three-month period ended March 31, 2018, a non-Sprint branded postpaid offering was introduced allowing prepaid customers to purchase a device under our installment billing program. As a result of the extension of credit, approximately 167,000 prepaid subscribers were migrated from the prepaid subscriber base into the postpaid subscriber base. During the three-month period ended June 30, 2018, we ceased selling devices in our installment billing program under one of our brands and as a result, 45,000 subscribers were migrated back to prepaid.

[b] Sprint is no longer reporting Lifeline subscribers due to regulatory changes resulting in tighter program restrictions. We have excluded them from our customer base for all periods presented, including our Assurance Wireless prepaid brand and subscribers through our wholesale Lifeline MVNOs.

[c] As a result of our affiliate agreement with Shentel, certain subscribers have been transferred from postpaid and prepaid to affiliates. During the three-month period ended June 30, 2018, 10,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates. During the three-month period ended March 31, 2018, 29,000 and 11,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates. During the three-month period ended June 30, 2017, 17,000 and 4,000 subscribers were transferred from postpaid and prepaid, respectively, to affiliates.

[d] During the three-month period ended June 30, 2017, 2,000 Wi-Fi connections were adjusted from the postpaid subscriber base.

[e] On April 1, 2018, approximately 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue.

[f] ARPU is calculated by dividing service revenue by the sum of the monthly average number of connections in the applicable service category. Changes in average monthly service revenue reflect connections for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to connections, plus the net effect of average monthly revenue generated by new connections and deactivating connections. Postpaid phone ARPU represents revenues related to our postpaid phone connections.

[g] Postpaid ABPA* is calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid accounts during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

[h] Postpaid phone ABPU* is calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid phone connections during the period. Installment plan billings represent the substantial majority of the total billings in the table above for all periods presented.

Wireless Device Financing Summary (Unaudited)
(Millions, except sales, connections, and leased devices in property, plant and equipment)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Postpaid activations (in thousands)	3,473	3,737	3,668
Postpaid activations financed	83%	84%	85%
Postpaid activations - operating leases	70%	70%	55%
Installment plans			
Installment sales financed	$ 213	$ 214	$ 553
Installment billings	$ 325	$ 342	$ 368
Installment receivables, net	$ 983	$ 1,149	$ 1,792
Equipment rentals and depreciation - equipment rentals			
Equipment rentals	$ 1,212	$ 1,136	$ 899
Depreciation - equipment rentals	$ 1,136	$ 1,060	$ 854
Leased device additions			
Cash paid for capital expenditures - leased devices	$ 1,817	$ 1,928	$ 1,359
Leased devices			
Leased devices in property, plant and equipment, net	$ 6,213	$ 6,012	$ 4,336
Leased device units			
Leased devices in property, plant and equipment (units in thousands)	15,169	14,543	12,223
Leased device and receivables financings net proceeds			
Proceeds	$ 1,356	$ -	$ 765
Repayments	(1,070)	(555)	(273)
Net proceeds (repayments) of financings related to devices and receivables	$ 286	$ (555)	$ 492

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per share data)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Net operating revenues			
Service revenue	$ 5,740	$ 5,866	$ 6,071
Equipment sales	1,173	1,081	1,187
Equipment rentals	1,212	1,136	899
Total net operating revenues	**8,125**	**8,083**	**8,157**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,677	1,661	1,709
Cost of equipment sales	1,270	1,487	1,545
Cost of equipment rentals (exclusive of depreciation below)	124	146	112
Selling, general and administrative	1,867	2,028	1,938
Depreciation - network and other	1,023	1,015	977
Depreciation - equipment rentals	1,136	1,060	854
Amortization	171	184	223
Other, net	42	266	(364)
Total net operating expenses	7,310	7,847	6,994
Operating income	**815**	**236**	**1,163**
Interest expense	(637)	(576)	(613)
Other income (expense), net	42	(9)	(52)
Income (loss) before income taxes	**220**	**(349)**	**498**
Income tax (expense) benefit	(47)	412	(292)
Net income	**173**	**63**	**206**
Less: Net loss attributable to noncontrolling interests	3	6	-
Net income attributable to Sprint Corporation	**$ 176**	**$ 69**	**$ 206**
Basic net income per common share	**$ 0.04**	**$ 0.02**	**$ 0.05**
Diluted net income per common share	**$ 0.04**	**$ 0.02**	**$ 0.05**
Weighted average common shares outstanding	4,010	4,004	3,993
Diluted weighted average common shares outstanding	4,061	4,055	4,076
Effective tax rate	**21.4%**	**118.1%**	**58.6%**

NON-GAAP RECONCILIATION - NET INCOME TO ADJUSTED EBITDA* (Unaudited)

(Millions)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Net income	**$ 173**	**$ 63**	**$ 206**
Income tax expense (benefit)	47	(412)	292
Income (loss) before income taxes	**220**	**(349)**	**498**
Other (income) expense, net	(42)	9	52
Interest expense	637	576	613
Operating income	**815**	**236**	**1,163**
Depreciation - network and other	1,023	1,015	977
Depreciation - equipment rentals	1,136	1,060	854
Amortization	171	184	223
EBITDA* [1]	**3,145**	**2,495**	**3,217**
Loss (gain) from asset dispositions, exchanges, and other, net [2]	-	189	(304)
Severance and exit costs [3]	8	67	-
Contract terminations [4]	34	-	(5)
Merger costs [5]	93	-	-
Litigation and other contingencies [6]	-	10	(55)
Hurricanes [7]	-	7	-
Adjusted EBITDA* [1]	**$ 3,280**	**$ 2,768**	**$ 2,853**
Adjusted EBITDA margin*	**57.1%**	**47.2%**	**47.0%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 1,132	$ 780	$ 1,151
Cash paid for capital expenditures - leased devices	$ 1,817	$ 1,928	$ 1,359

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Net operating revenues			
Service revenue			
Postpaid	$ 4,188 $	4,270 $	4,466
Prepaid	982	989	999
Wholesale, affiliate and other	290	314	259
Total service revenue	5,460	5,573	5,724
Equipment sales	1,173	1,081	1,187
Equipment rentals	1,212	1,136	899
Total net operating revenues	**7,845**	**7,790**	**7,810**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,429	1,401	1,412
Cost of equipment sales	1,270	1,487	1,545
Cost of equipment rentals (exclusive of depreciation below)	124	146	112
Selling, general and administrative	1,704	1,947	1,875
Depreciation - network and other	972	968	925
Depreciation - equipment rentals	1,136	1,060	854
Amortization	171	184	223
Other, net	37	258	(314)
Total net operating expenses	6,843	7,451	6,632
Operating income	$ **1,002** $	**339** $	**1,178**

WIRELESS NON-GAAP RECONCILIATION (Unaudited)

(Millions)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Operating income	$ **1,002** $	**339** $	**1,178**
Loss (gain) from asset dispositions, exchanges, and other, net [2]	-	189	(304)
Severance and exit costs [3]	3	59	(5)
Contract terminations [4]	34	-	(5)
Litigation and other contingencies [6]	-	10	-
Hurricanes [7]	-	7	-
Depreciation - network and other	972	968	925
Depreciation - equipment rentals	1,136	1,060	854
Amortization	171	184	223
Adjusted EBITDA* [1]	$ **3,318** $	**2,816** $	**2,866**
Adjusted EBITDA margin*	**60.8%**	**50.5%**	**50.1%**
Selected items:			
Cash paid for capital expenditures - network and other	$ 1,019 $	681 $	965
Cash paid for capital expenditures - leased devices	$ 1,817 $	1,928 $	1,359

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)
(Millions)

		Quarter To Date			
		6/30/18	3/31/18	6/30/17	
Net operating revenues	$	338	$ 344	$ 433	
Net operating expenses					
Cost of services (exclusive of depreciation and amortization below)		311	316	387	
Selling, general and administrative		69	76	57	
Depreciation and amortization		49	50	51	
Other, net		5	9	5	
Total net operating expenses		434	451	500	
Operating loss	$	(96)	$ (107)	$ (67)	

WIRELINE NON-GAAP RECONCILIATION (Unaudited)
(Millions)

		Quarter To Date			
		6/30/18	3/31/18	6/30/17	
Operating loss	$	(96)	$ (107)	$ (67)	
Loss from asset dispositions, exchanges, and other, net [2]		-	1	-	
Severance and exit costs [3]		5	8	5	
Depreciation and amortization		49	50	51	
Adjusted EBITDA*	$	(42)	$ (48)	$ (11)	
Adjusted EBITDA margin*		-12.4%	-14.0%	-2.5%	
Selected items:					
Cash paid for capital expenditures - network and other	$	51	$ 34	$ 62	

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)
(Millions)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Operating activities			
Net income	$ 173	$ 63	$ 206
Depreciation and amortization	2,330	2,259	2,054
Provision for losses on accounts receivable	57	50	102
Share-based and long-term incentive compensation expense	40	45	41
Deferred income tax expense (benefit)	39	(412)	282
Gains from asset dispositions and exchanges	-	-	(479)
Loss on early extinguishment of debt	-	-	66
Amortization of long-term debt premiums, net	(33)	(33)	(51)
Loss on disposal of property, plant and equipment	124	335	293
Deferred purchase price from sale of receivables	(170)	(231)	(375)
Other changes in assets and liabilities:			
Accounts and notes receivable	273	157	(53)
Inventories and other current assets	421	175	181
Accounts payable and other current liabilities	(766)	121	(474)
Non-current assets and liabilities, net	(197)	11	73
Other, net	139	113	58
Net cash provided by operating activities	**2,430**	**2,653**	**1,924**
Investing activities			
Capital expenditures - network and other	(1,132)	(780)	(1,151)
Capital expenditures - leased devices	(1,817)	(1,928)	(1,359)
Expenditures relating to FCC licenses	(59)	(23)	(13)
Change in short-term investments, net	(1,654)	(2,181)	1,095
Proceeds from sales of assets and FCC licenses	133	160	101
Proceeds from deferred purchase price from sale of receivables	170	231	375
Other, net	(10)	2	(1)
Net cash used in investing activities	**(4,369)**	**(4,519)**	**(953)**
Financing activities			
Proceeds from debt and financings	1,370	5,456	902
Repayments of debt, financing and capital lease obligations	(1,415)	(1,359)	(2,121)
Debt financing costs	(248)	(74)	-
Call premiums paid on debt redemptions	-	(2)	(129)
Other, net	(2)	9	(15)
Net cash (used in) provided by financing activities	**(295)**	**4,030**	**(1,363)**
Net (decrease) increase in cash, cash equivalents and restricted cash	**(2,234)**	**2,164**	**(392)**
Cash, cash equivalents and restricted cash, beginning of period	**6,659**	**4,495**	**2,942**
Cash, cash equivalents and restricted cash, end of period	**$ 4,425**	**$ 6,659**	**$ 2,550**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)
(Millions)

	Quarter To Date		
	6/30/18	3/31/18	6/30/17
Net cash provided by operating activities	$ 2,430	$ 2,653	$ 1,924
Capital expenditures - network and other	(1,132)	(780)	(1,151)
Capital expenditures - leased devices	(1,817)	(1,928)	(1,359)
Expenditures relating to FCC licenses, net	(59)	(23)	(13)
Proceeds from sales of assets and FCC licenses	133	160	101
Proceeds from deferred purchase price from sale of receivables	170	231	375
Other investing activities, net	(3)	2	(1)
Free cash flow*	**$ (278)**	**$ 315**	**$ (124)**
Net proceeds (repayments) of financings related to devices and receivables	286	(555)	492
Adjusted free cash flow*	**$ 8**	**$ (240)**	**$ 368**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Millions)

	6/30/18	3/31/18
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,378	$ 6,610
Short-term investments	4,008	2,354
Accounts and notes receivable, net	3,492	3,711
Device and accessory inventory	622	1,003
Prepaid expenses and other current assets	895	575
Total current assets	13,395	14,253
Property, plant and equipment, net	20,538	19,925
Costs to acquire a customer contract	1,294	-
Goodwill	6,586	6,586
FCC licenses and other	41,368	41,309
Definite-lived intangible assets, net	2,245	2,465
Other assets	1,023	921
Total assets	**$ 86,449**	**$ 85,459**
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 3,143	$ 3,409
Accrued expenses and other current liabilities	3,658	3,962
Current portion of long-term debt, financing and capital lease obligations	4,846	3,429
Total current liabilities	11,647	10,800
Long-term debt, financing and capital lease obligations	35,771	37,463
Deferred tax liabilities	7,704	7,294
Other liabilities	3,382	3,483
Total liabilities	**58,504**	**59,040**
Stockholders' equity		
Common stock	40	40
Treasury shares, at cost	(4)	-
Paid-in capital	27,938	27,884
Retained earnings (accumulated deficit)	236	(1,255)
Accumulated other comprehensive loss	(317)	(313)
Total stockholders' equity	27,893	26,356
Noncontrolling interests	52	63
Total equity	27,945	26,419
Total liabilities and equity	**$ 86,449**	**$ 85,459**

NET DEBT* (NON-GAAP) (Unaudited)

(Millions)

	6/30/18	3/31/18
Total debt	$ 40,617	$ 40,892
Less: Cash and cash equivalents	(4,378)	(6,610)
Less: Short-term investments	(4,008)	(2,354)
Net debt*	**$ 32,231**	**$ 31,928**

SCHEDULE OF DEBT (Unaudited)
(Millions)

ISSUER	MATURITY	6/30/18 PRINCIPAL
Sprint Corporation		
7.25% Senior notes due 2021	09/15/2021	$ 2,250
7.875% Senior notes due 2023	09/15/2023	4,250
7.125% Senior notes due 2024	06/15/2024	2,500
7.625% Senior notes due 2025	02/15/2025	1,500
7.625% Senior notes due 2026	03/01/2026	1,500
Sprint Corporation		**12,000**
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		
3.36% Senior secured notes due 2021	09/20/2021	2,843
4.738% Senior secured notes due 2025	03/20/2025	2,100
5.152% Senior secured notes due 2028	03/20/2028	1,838
Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, and Sprint Spectrum Co III LLC		**6,781**
Sprint Communications, Inc.		
Export Development Canada secured loan	12/12/2019	300
9% Guaranteed notes due 2018	11/15/2018	1,753
7% Guaranteed notes due 2020	03/01/2020	1,000
7% Senior notes due 2020	08/15/2020	1,500
11.5% Senior notes due 2021	11/15/2021	1,000
9.25% Debentures due 2022	04/15/2022	200
6% Senior notes due 2022	11/15/2022	2,280
Sprint Communications, Inc.		**8,033**
Sprint Capital Corporation		
6.9% Senior notes due 2019	05/01/2019	1,729
6.875% Senior notes due 2028	11/15/2028	2,475
8.75% Senior notes due 2032	03/15/2032	2,000
Sprint Capital Corporation		**6,204**
Credit facilities		
PRWireless secured term loan	06/28/2020	182
Secured equipment credit facilities	2020 - 2021	462
Secured term loan	02/03/2024	3,950
Credit facilities		**4,594**
Accounts receivable facility	2020	**2,697**
Financing obligations	2021	**139**
Capital leases and other obligations	2018 - 2026	**507**
Total principal		**40,955**
Net premiums and debt financing costs		**(338)**
Total debt		**$ 40,617**

**RECONCILIATION OF ADJUSTMENTS FROM THE ADOPTION OF TOPIC 606 RELATIVE TO TOPIC 605
ON CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)**

(Millions, except per share data)

	Three Months Ended June 30, 2018		
	As reported	Balances without adoption of Topic 606	Change
Net operating revenues			
Service revenue	$ 5,740	$ 5,883	$ (143)
Equipment sales	1,173	892	281
Equipment rentals	1,212	1,228	(16)
Total net operating revenues	**8,125**	**8,003**	**122**
Net operating expenses			
Cost of services (exclusive of depreciation and amortization below)	1,677	1,688	(11)
Cost of equipment sales	1,270	1,248	22
Cost of equipment rentals (exclusive of depreciation below)	124	124	-
Selling, general and administrative	1,867	1,948	(81)
Depreciation - network and other	1,023	1,023	-
Depreciation - equipment rentals	1,136	1,136	-
Amortization	171	171	-
Other, net	42	42	-
Total net operating expenses	7,310	7,380	(70)
Operating income	**815**	**623**	**192**
Total other expense	(595)	(595)	-
Income before income taxes	**220**	**28**	**192**
Income tax expense	(47)	(7)	(40)
Net income	**173**	**21**	**152**
Less: Net loss attributable to noncontrolling interests	3	3	-
Net income attributable to Sprint Corporation	$ **176**	$ **24**	$ **152**
Basic net income per common share	$ **0.04**	$ **0.01**	$ **0.03**
Diluted net income per common share	$ **0.04**	$ **0.01**	$ **0.03**
Weighted average common shares outstanding	4,010	4,010	-
Diluted weighted average common shares outstanding	4,061	4,061	-

**RECONCILIATION OF ADJUSTMENTS FROM THE ADOPTION OF TOPIC 606 RELATIVE TO TOPIC 605
ON CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)**
(Millions)

	As reported	Balances without adoption of Topic 606	Change
		June 30, 2018	
ASSETS			
Current assets			
Accounts and notes receivable, net	$ 3,492	$ 3,404	$ 88
Device and accessory inventory	622	644	(22)
Prepaid expenses and other current assets	895	557	338
Costs to acquire a customer contract	1,294	-	1,294
Other assets	1,023	919	104
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accrued expenses and other current liabilities	$ 3,658	$ 3,690	$ (32)
Deferred tax liabilities	7,704	7,298	406
Other liabilities	3,382	3,413	(31)
Stockholders' equity			
Retained earnings (accumulated deficit)	236	(1,223)	1,459

NOTES TO THE FINANCIAL INFORMATION (Unaudited)

(1) As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a significant positive impact to EBITDA* and Adjusted EBITDA* from direct channel sales primarily due to the fact the cost of the device is not recorded as cost of equipment sales but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as revenue from equipment sales at the point of sale and the cost of the device is recognized as cost of equipment sales. During the three-month period ended June 30, 2018, we leased devices through our Sprint direct channels totaling approximately $1,163 million, which would have increased cost of equipment sales and reduced EBITDA* if they had been purchased under our subsidized program.

The impact to EBITDA* and Adjusted EBITDA* resulting from the sale of devices under our installment billing program is generally neutral except for the impact in our indirect channels from the time value of money element related to the imputed interest on the installment receivable.

(2) During the fourth and first quarters of fiscal year 2017, the company recorded losses on dispositions of assets primarily related to cell site construction and network development costs that are no longer relevant as a result of changes in the company's network plans. Additionally, the company recorded a pre-tax non-cash gain related to spectrum swaps with other carriers.

(3) During the first quarter of fiscal year 2018 and fourth quarter of fiscal year 2017, severance and exit costs consist of lease exit costs primarily associated with tower and cell sites, access exit costs related to payments that will continue to be made under the company's backhaul access contracts for which the company will no longer be receiving any economic benefit, and severance costs associated with reduction in its work force.

(4) During the first quarter of fiscal year 2018, contract termination costs are primarily due to the purchase of certain leased spectrum assets, which upon termination of the spectrum leases resulted in the accelerated recognition of the unamortized favorable lease balances. During the first quarter of fiscal year 2017, we recorded a $5 million gain due to reversal of a liability recorded in relation to the termination of our relationship with General Wireless Operations, Inc. (Radio Shack).

(5) During the first quarter of fiscal year 2018, we recorded $93 million of merger costs due to the proposed Business Combination Agreement with T-Mobile.

(6) During the fourth and first quarters of fiscal year 2017, litigation and other contingencies consist of reductions associated with legal settlements or favorable developments in pending legal proceedings. In addition, the first quarter of fiscal year 2017 includes non-recurring charges of $51 million related to a regulatory fee matter.

(7) During the fourth quarter of fiscal year 2017 we recorded estimated hurricane-related charges of $7 million, consisting of incremental roaming costs, network repairs and replacements.

* FINANCIAL MEASURES

Sprint provides financial measures determined in accordance with GAAP and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

EBITDA is operating income/(loss) before depreciation and amortization. **Adjusted EBITDA** is **EBITDA** excluding severance, exit costs, and other special items. **Adjusted EBITDA Margin** represents Adjusted EBITDA divided by non-equipment net operating revenues for Wireless and Adjusted EBITDA divided by net operating revenues for Wireline. We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted EBITDA and Adjusted EBITDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Postpaid ABPA is average billings per account and calculated by dividing postpaid service revenue earned from postpaid customers plus billings from installment plans and non-operating leases, as well as equipment rentals, by the sum of the monthly average number of postpaid accounts during the period. We believe that ABPA provides useful information to investors, analysts and our management to evaluate average postpaid customer billings per account as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as equipment rentals, per postpaid account each month.

Postpaid Phone ABPU is average billings per postpaid phone user and calculated by dividing service revenue earned from postpaid phone customers plus billings from installment plans and non-operating leases, as well as equipment rentals by the sum of the monthly average number of postpaid phone connections during the period. We believe that ABPU provides useful information to investors, analysts and our management to evaluate average postpaid phone customer billings as it approximates the expected cash collections, including billings from installment plans and non-operating leases, as well as equipment rentals, per postpaid phone user each month.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and equity method investments. **Adjusted Free Cash Flow** is **Free Cash Flow** plus the proceeds from device financings and sales of receivables, net of repayments. We believe that Free Cash Flow and Adjusted Free Cash Flow provide useful information to investors, analysts and our management about the cash generated by our core operations and net proceeds obtained to fund certain leased devices, respectively, after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents and short-term investments. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan", "outlook," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to our network, cost reductions, connections growth, and liquidity; and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, the development and deployment of new technologies and services; efficiencies and cost savings of new technologies and services; customer and network usage; connection growth and retention; service, speed, coverage and quality; availability of devices; availability of various financings, including any leasing transactions; the timing of various events and the economic environment. Sprint believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in Sprint Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2018. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

About Sprint:

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.6 million connections as of June 30, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint's legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.